PROJECT TITLE: EGGSHELL
Budget Draft Dated: 10/20/22
Series Prep: 4 weeks   Series Production: 8 days per episode   12 episodes **96 TOTAL SHOOT DAYS
Production Company: 92East
Location: CA/NEW JERSEY

PLEASE NOTE: THE FOLLOWING BUDGET IS CONTINGENT ON A TOTAL INVESTMENT PACKAGE OF 5 MILLION DOLLARS, TO BE SPLIT OVER 12 HALF-HOUR EPISODES, WITH WEVIDIT'S 5% EQUALING $250,000 TOTAL.

PER EPISODE BREAKDOWN BELOW:

ABOVE THE LINE		DAILY RATE	DAYS NEEDED		COST	
Story & Script		FLAT			2,000	0.49%
Producer/Director	Salcido	1000	8		8,000	1.94%
Producer/Director	Griffin	1000	8		8,000	1.94%
				TOTAL	**18,000**	4.37%
CAMERA DEPARTMENT						
Director of Photography		2000	8		16,000	3.89%
1st AC		600	8		4,800	1.17%
Gaffer		600	8		4,800	1.17%
2nd AC		400	8		3,200	0.78%
Grip		400	8		3,200	0.78%
Electric		400	8		3,200	0.78%
PA		200	8		1,600	0.39%
				TOTAL	**36,800**	8.94%
AUDIO DEPARTMENT						
Sound Mixer		1000	8		8,000	1.94%
Boom Op		400	8		3,200	0.78%
				TOTAL	**11,200**	2.72%
ART DEPARTMENT						
Production Designer		1000	8		8,000	1.94%
Prop Master		400	8		3,200	0.78%
Costume Designer		500	8		4,000	0.97%
Hair/Makeup		400	8		3,200	0.78%
PA		200	8		1,600	0.39%
				TOTAL	**20,000**	4.86%
PRODUCTION DEPARTMENT						
Line Producer		500	8		4,000	0.97%
Production Manager		300	8		2,400	0.58%
PA		200	8		1,600	0.39%
				TOTAL	**8,000**	1.94%
CASTING DEPARTMENT						
Casting Director			FLAT		5,000	1.21%
				TOTAL	**5,000**	1.21%
ADDITIONAL CREW						
Composer			FLAT		20,000	4.86%
Location Manager			FLAT		4,000	0.97%
Special FX Coordinator			FLAT		5,000	1.21%
Transportation Coordinator			FLAT		4,000	0.97%
Stunt/Fight Coordinator			FLAT		**4,000**	0.97%
Other Music - Artist/Bands					**20,000**	4.86%
				TOTAL	**57,000**	13.85%
				CREW TOTAL	**156,000**	37.91%
CAST						
Ryan		1000	8		8,000	1.94%
James		1000	8		8,000	1.94%
Kelly		1000	8		8,000	1.94%
Jerad		1000	8		8,000	1.94%

Additional Actors	500	X	12	4		24,000	5.83%
Extras	150	X	20	3		9,000	2.19%
					CAST TOTAL	**65,000**	**15.79%**

EQUIPMENT & INSURANCE

Camera Gear (rentals and purchases)		8		5,000	1.21%
Audio Gear (rentals and purchases)		8		2,000	0.49%
Props and Costumes		8		5,000	1.21%
Insurance		8		5,000	1.21%
			TOTAL	**17,000**	4.13%

LOCATIONS

Location rentals	TOTAL	**47,000**	11.42%

POST PRODUCTION

Editor 1	FLAT		30,000	7.29%
Assistant Editor	FLAT		10,000	2.43%
Hard Drives	FLAT		1000	0.24%
Sound Designer	FLAT		20,000	4.86%
Color Correction	FLAT		3,000	0.73%
Sound Mix	FLAT		10,000	2.43%
Music Rights	FLAT		15,000	3.64%
		TOTAL	**89,000**	21.63%

OTHER COSTS

Craft Services & Catering	FLAT		16,000	3.89%
Incidentals	FLAT		1,000	0.24%
WeVidit Commission	FLAT		20,550	4.99%
		TOTAL	**37,550**	9.12%

	GRAND TOTAL	411,550.00	100.00%

NOTE: CAST & CREW MAKES UP 310K, MORE THAN 75% OF TOTAL BUDGET